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PROSPECTUS SUPPLEMENT
To Prospectus Dated January 12, 1999           Filed pursuant to Rule 424(b)(3)
As Supplemented to Date                        Registration No. 333-57733

                                3,000,000 Shares

                                  PROVANT, INC.

                                  COMMON STOCK

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     This Prospectus Supplement supplements PROVANT, Inc.'s Prospectus dated
January 12, 1999 that forms a part of its Registration Statement on Form S-4 (File No. 333-57733). This Supplement should be read in conjunction with the Prospectus.

     On January 29, 1999, PROVANT announced the public offering of 3,485,000 shares of common stock at $19.50 per share. PROVANT will sell 2,500,000 million shares and certain stockholders of PROVANT will sell 985,000 shares. The Company has granted an over-allotment option to the underwriters to purchase 522,750 shares. The Company intends to use the proceeds of the offering to repay indebtedness and for general corporate purposes, including acquisitions. Assuming no exercise of the over-allotment option, there will be 14,777,008 shares outstanding upon completion of the offering, currently scheduled for February 3, 1999.

     Subsequent to January 12, 1999, we acquired the Multimedia Division of OC Incorporated, a company that provides training system engineering and training technology services for government and commercial markets in the aviation sector. Since the Company's initial public offering in May 1998, PROVANT has acquired six businesses. Each acquisition was accounted for under the purchase method of accounting. The aggregate purchase price of these acquisitions was $54.9 million, consisting of $32.7 million in cash and 1,562,114 shares of common stock. In addition, the former owners of these businesses are entitled to receive contingent consideration based upon the future performance of these businesses. For accounting purposes, any contingent consideration paid in these acquisitions will be treated as additional purchase price.

     We regularly review potential acquisition candidates and have held preliminary discussions with a number of such candidates. In addition, at any given time we may have entered into one or more letters of intent or purchase agreements to acquire such acquisition candidates.

          The date of this Prospectus Supplement is January 29, 1999.